EXHIBIT 99.20 Media release

Rio Tinto acquires high-grade scandium project in Australia
28 April 2023
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto has entered into a binding agreement to acquire the Platina Scandium Project, a high-grade scandium resource in New South Wales, from Platina Resources Limited (ASX: PGM) for $14 million.
The project, near Condobolin in central New South Wales, comprises a long life, high-grade scalable resource that could produce up to 40 tonnes per annum of scandium oxide, for an estimated period of 30 years.
Rio Tinto currently produces scandium oxide from titanium dioxide production waste streams at Sorel-Tracy in Quebec. Once operational, the Platina Scandium Project would enable Rio Tinto to more than double its annual scandium production.
This acquisition aligns with Rio Tinto’s strategic goal to grow in materials essential for the low-carbon transition.
Scandium is a rare, versatile and useful mineral for the green economy and energy transition. It is considered a critical mineral by the United States, Canada, Australia and many other countries.
Scandium is one of the most effective elements able to strengthen aluminium, while also offering improved flexibility and resistance to heat and corrosion. As a result, it is used to produce high-performance aluminium alloys for applications that need to be light, strong and heat resistant, including in aerospace, automotive, heat exchangers, sporting goods, 3D printing and energy transmission applications.
Scandium oxide is also used to improve the performance of solid oxide fuel cells used as a green power source for buildings, medical facilities and data processing centres, as well as in niche products such as lasers and lighting.
Rio Tinto Minerals Chief Executive Sinead Kaufman said “This acquisition supports our commitment to critical minerals and finding better ways to provide materials the world needs.
“It will enable us to further develop and grow with the global scandium market, complementing our existing scandium production in Quebec, where we have the expertise, technology and capacity to produce pure, highly reliable scandium through sustainable methods.”
With its world-class aluminium business, Rio Tinto is also well positioned to produce more high-performance aluminium-scandium alloys to meet global customers’ needs. To learn more, visit www.elementnorth21.com.

The transaction is expected to be completed in the first half of 2023.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M: +44 7796 630 637

David Outhwaite
M: +44 7787 597 493

Media Relations, Americas
Simon Letendre
M: +1 514 796 4973

Malika Cherry
M: +1 418 592 7293
Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M: +44 7920 010 978

Clare Peever
M: +44 7788 967 877

Media Relations, Australia
Matt Chambers
M: +61 433 525 739

Jesse Riseborough
M: +61 436 653 412

Alyesha Anderson
M: +61 434 868 118

Investor Relations, Australia
Tom Gallop
M: +61 439 353 948

Amar Jambaa
M: +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T: +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com